Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
Q1 2022 HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
COVID-19 Response and Considerations	6
DETAILS OF SALES QUANTITIES AND REVENUE	8
MINING OPERATIONS	8
ADVANCED PROJECTS	13
SUMMARY OF SELECTED QUARTERLY INFORMATION	15
LIQUIDITY AND CAPITAL RESOURCES	16
TRANSACTIONS WITH RELATED PARTIES	18
CRITICAL ACCOUNTING ESTIMATES	18
CHANGES IN ACCOUNTING STANDARDS	19
FINANCIAL INSTRUMENTS	19
SECURITIES OUTSTANDING	19
INTERNAL CONTROLS OVER FINANCIAL REPORTING	19
DISCLOSURE CONTROLS AND PROCEDURES	19
TECHNICAL INFORMATION	20
NON-GAAP MEASURES	21
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	23
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	29

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three month period ended March 31, 2022 (“Q1 2022”), and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2021, which are in accordance with IFRS, the related annual MD&A (“2021 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) which can be found on www.sec.gov/edgar or www.sedar.com.

All information in this MD&A is current as of May 12, 2022, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly due to rounding.

PROFILE

Great Panther is a growth-oriented precious metals producer focused on the Americas and is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations. The Tucano gold mine (“Tucano”) produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine, the San Ignacio mine and the Cata processing plant. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company is exploring its options for Coricancha.

The Company also owns several exploration properties in Mexico, including: El Horcón, Santa Rosa, and Plomo. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

Q1 2022 HIGHLIGHTS

		Q1 2022	Q1 2021
Consolidated production
Gold produced	Oz	14,319	24,978
Silver produced	Oz	173,698	360,070
Gold equivalent ounces (“Au eq oz”) produced[1]	Oz	17,913	30,556
Cost metrics
Cash costs per gold ounce sold[2]	$/oz	$ 1,725	$ 954
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz	$ 2,740	$ 1,557
AISC per gold ounce sold[2]	$/oz	$ 2,965	$ 1,738
Consolidated sales
Gold	Oz	14,614	24,881
Silver	Oz	158,564	317,026
Au eq oz sold[1]	Oz	17,798	29,635
Average realized gold price[3]	$/oz	$ 1,885	$ 1,755
Average realized silver price[3]	$/oz	$ 24.10	$ 25.35
Profit and loss
Revenue	$000s	$ 33,431	$ 52,570
Mine operating earnings before non-cash items[2]	$000s	$ 2,347	$ 19,926
Mine operating earnings (loss)	$000s	$ (3,371)	$ 11,029
Net income (loss)	$000s	$ (8,885)	$ (331)
Balance sheet
Cash and cash equivalents	$000s	$ 33,374	$ 45,464
Borrowings	$000s	$ 52,709	$ 27,638
Net working capital	$000s	$ (18,149)	$ 25,256
Cash flows
Net cash flows from operating activities	$000s	$ (8,618)	$ 2,328
Net cash flows from operating activities before changes in non-cash working capital	$000s	$ (4,509)	$ 7,289

Q1 2022 compared with Q1 2021

Gold production from Tucano for Q1 2022 was 14,037 ounces compared with 22,996 ounces for Q1 2021. Despite ounce production being lower compared to Q1 2021, production in Q1 2022 from Tucano was positively affected by mine reconciliation and higher milled ore tonnage due to the high availability of the MINAX mine fleet to rehandle stockpiles. The Company’s new mining contractor, MINAX, is expected to be fully mobilized in Q2. The Company is in discussions with its existing contractor, U&M, to resolve concerns over equipment availability and lost production volumes.

Following pit wall stability issues that commenced in Q2 2021, mining in Tucano’s UCS pit, which was supposed to account for most of the production in 2021 and first half of 2022, was ramped down in Q4 2021 for the safety of workers. As a result, the mine plan has been optimized to bring forward production from the TAP AB, TAP C and URN pits, which has required further stripping. The combination of significant stripping against low production of gold ounces in the quarter resulted in higher costs than the comparative quarter in 2021. This is in line with expectations and costs are expected to normalize in the second half of 2022 as production increases.

The additional pushback necessary to fully resume mining in the UCS pit has been suspended to the second half of 2022 following the rainy season so that it can be completed in a safe and cost-effective manner. Most of the remaining gold production from the UCS pit is planned for 2023.

[1]	Gold equivalent ounces are referred to throughout this document. For 2022, Au eq oz were calculated using a 1:75 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0007 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2022. Comparatively, Au eq oz for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021.
[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, mine operating earnings (loss) before non-cash items and EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[3]	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

For Q1 2022, gold ounces sold were 14,614 ounces compared with 24,881 for Q1 2021. Silver sales decreased by 158,462 payable silver ounces, or 50%, compared with Q1 2021 primarily due to having no production at the GMC during Q1 2022 as it is currently on care and maintenance.

Cash costs per gold ounce sold were $1,725, an 81% increase compared with $954 in Q1 2021. The $771 per ounce increase in cash costs is primarily related to the processing of lower grade stockpiles and marginal ore due to low production, as stated above, resulting in an increase in cost per gold ounce sold of $577, the strengthening of the BRL against the USD ($101 per gold ounce sold), an increase in costs in Brazil of $118 per ounce related primarily to increased diesel fuel costs and other inflationary adjustments offset primarily by higher by-product recoveries due to increased metal prices. The Company is reviewing the potential impact of inflationary and currency pressures relative to its 2022 cost guidance and assessing further initiatives to improve operational efficiency and reduce costs.

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures was $2,740, a 76% increase compared with Q1 2021. The increase of $1,183 per ounce includes the increase in cash costs discussed above ($771 per ounce), higher care and maintenance costs ($113 per ounce), higher sustaining capital expenditures ($99 per ounce), higher lease liability and accretion expenses ($30 per ounce) offset by lower stripping costs ($190 per ounce) and lower sustaining exploration, evaluation and development costs ($63 per ounce). The remaining increase relates to the impact of lower gold sales on AISC ($419 per ounce).

Mine operating earnings decreased $14.4 million since the same period in 2021. Net loss for Q1 2022 was $8.9 million compared with a net loss of $0.3 million for the same period in 2021.

At March 31, 2022, cash and cash equivalents were $33.4 million compared with $45.5 million at March 31, 2021 and $47.7 million at December 31, 2021. Cash flows from operating activities before changes in non-cash working capital for Q1 2022 was negative $4.5 million compared with $7.3 million for Q1 2021. During Q1 2022, the Company had an increase in borrowings of $3.4 million compared with a decrease in borrowings of $5.8 million in Q1 2021. In addition, during Q1 2022, the Company issued shares for proceeds of $2.7 million through the ATM Facility.

SIGNIFICANT EVENTS

On February 22, 2022, the Company announced that Mr. Rob Henderson stepped down as President, Chief Executive Officer ("CEO") and Director of the Board, for personal reasons, effective immediately. Effective February 25, 2022, Mr. Alan Hair, the Company's Chair of the Board of Directors, was appointed Interim CEO of the Company. A transition plan to the appointment of a permanent CEO will be developed in due course.

On March 25, 2022, the Company announced that it has been recognized in The Globe and Mail's 2022 Report on Business “Women Lead Here” list. This annual editorial benchmark identifies best-in-class executive gender diversity in corporate Canada.

Tucano Gold Mine

Tucano Exploration and Mineral Reserve and Resource Updates

On April 26, 2022, the Company reported Mineral Resource and Mineral Reserve Estimates (the "2021 MRMR") for Tucano. The estimates were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The 2021 MRMR has an effective date of July 31, 2021. The 2021 MRMR reflects results of an additional 58,837 metres of drilling up to the end of July 2021, an increased gold price of $1,650/oz for reserves and $1,900/oz for resources, and an exchange rate of BRL 5: USD 1. The 2021 MRMR is focused on the open pit ore zones and reflects changes to the open pit reserves and resources, while the underground will be updated in a future Mineral Resource and Mineral Reserve estimate on completion of engineering studies currently underway. The Company will file a technical report in respect of Tucano, prepared in accordance with NI 43-101, before the end of May 2022.

Highlights from the 2021 MRMR are as follows:

  Total Proven and Probable (“P&P”) Mineral Reserves are now estimated to be 681,873 gold ounces, of which 371,541 gold ounces are open pit reserves, a 24% increase in P&P open pit reserves since the previously reported MRMR estimate for Tucano with an effective date of September 30, 2020 (the “2020 MRMR”).
  Total Measured and Indicated (“M&I”) Mineral Resources, which are inclusive of Mineral Reserves, now total 1.3 million gold ounces, of which 928,000 gold ounces are open pit M&I Mineral Resources, a 65% increase since the 2020 MRMR.
  The Company completed a 11,000-metre drilling campaign on the Urucum North underground project. Engineering studies are currently underway. Historical reserves will be updated pending these studies.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

Technical Reports for Topia and GMC

On February 11, 2022, the Company reported the filing of the "NI 43-101 Technical Report on the Topia Mine Mineral Resource Estimates as of March 31, 2021 " (the "Topia Technical Report"). The Topia Technical Report reports an 8% increase in grade to 1,041 silver equivalent grams per ton (“Ag eq g/t”) when compared with the previous report issued in 2018. Reported Measured and Indicated Mineral Resources (“M&I”) decreased by 25% to 11.1 million silver equivalent ounces (“Ag eq oz”) when compared to the 2018 Mineral Resource Estimate (“MRE”) reflecting mine depletion over the three-year period since the last report as well as the impact of price and cost increases on the cut-off grade. The Topia Technical Report has an effective date of March 31, 2021 and is available on SEDAR at www.sedar.com and on the Company's website at www.greatpanther.com and on EDGAR at www.sec.gov/edgar.

On February 28, 2022, the Company reported the filing of the “NI-43-101 Technical Report on the Guanajuato Mine Complex Mineral Resource Estimates as of July 31, 2021” (the “2021 GMC Technical Report”). The GMC Technical Report reports increased grade of 2% to 391 Ag eq g/t when compared with the 2020 report for the GMC (effective date of July 31, 2020). M&I decreased 36% to 7.7 million Ag eq oz when compared with the 2020 report. For the M&I Mineral Resource, the average silver grade decreased 1% while gold increased 11%. The most significant change in the M&I Mineral Resource is the mass with the tonnes decreasing by 47%. Two key factors influenced this: better definition of historical workings and areas with operational restrictions and limitation of M&I to areas within 20 metres of positive channel sampling within underground development. Underground development led to the removal of some resource blocks due to a better definition of historical mine workings or through the demonstration of less favourable mine conditions, for example mineralization discontinuities or poor ground conditions. In parallel, the geology team has embarked on a major project of developing a 3D exploration model for each of the deposits, which will help identify the controls on mineralization zones to guide focused exploration. The 2021 GMC Technical Report is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar and on the Company's website at www.greatpanther.com.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

Coricancha Exploration Results

On March 1, 2022, the Company reported drill results from Coricancha. A total of 22 holes were completed for 5,219 metres. There are six principal veins known in the Coricancha deposit with Great Panther's exploration currently focused on three veins. Drilling to date includes four drill holes on the Constancia Vein from level 3,710 metres above sea level, (“masl”), 14 holes on the Escondida vein, 11 from level 3,640 masl and three holes 500m lower down on level 3,140 masl, and four holes on the Wellington vein from level 3,690 masl. The full details of the exploration results can be found on the Company's website.

COVID-19 Response and Considerations

The Company continues to monitor the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates in the Americas. Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to continue managing the effects of the pandemic and assess and mitigate the risks to our business continuity.

The Company is currently focused on maintaining top-of-mind awareness about prevention practices, including immunization, within the organization and the communities surrounding its operations. The Company’s operations were not significantly impacted by COVID-19 during Q1 2022, however, there can be no assurance that the Company’s plans and protocols will continue to effectively manage the impacts of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards as new variants emerge.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

Consolidated Results of Operations

(000s)	Q1 2022	Q1 2021
Revenue	$ 33,431	$ 52,570
Production costs	31,084	32,644
Mine operating earnings before non-cash items[1]	2,347	19,926
Amortization and depletion	5,653	8,797
Share-based compensation	65	100
Mine operating earnings	(3,371)	11,029
Mine operating earnings before non-cash items (% of revenue)	7%	38%
Mine operating earnings (% of revenue)	-10%	21%
G&A expenses	3,110	4,387
EE&D expenses	2,330	3,496
Care and maintenance costs	1,651	–
Finance and other expense (income)	(1,577)	3,126
Tax expense (recovery)	–	351
Net loss	$ (8,885)	$ (331)
EBITDA[1]	$ (1,176)	$ 10,349

Q1 2022 compared with Q1 2021

Net loss was $8.9 million compared with net loss of $0.3 million.

Revenue – A decrease of 36% resulting primarily from lower metal sales volumes ($22.3 million) offset partially by higher realized prices for gold, lead and zinc ($2.8 million) and lower smelting and refining charges ($0.4 million).

Production costs – A decrease of 5% primarily due to lower costs in Mexico (16%) with lower volume of production, partly offset by higher costs at Tucano (11%) relating primarily to strengthening of the BRL against the USD (6%) and higher operating costs (5%) due to increased diesel costs and inflationary impacts on costs.

Amortization and depletion – A decrease of 36% primarily due to lower metal sales volume at Tucano.

General and administrative expenses (“G&A”) – A decrease of 29% as the comparative period included severance payments resulting from management changes.

Exploration, evaluation and development expenses (“EE&D”) – A decrease of 33% primarily due to a $1.7 million decrease in development and exploration drilling at the GMC partly offset by a $0.3 million increase in Topia exploration drilling and a $0.2 million increase in Coricancha expenditures.

Finance and other income – An increase of $4.7 million primarily due to an increase in foreign exchange gains. The significant strengthening of the BRL against the USD for Q1 2022 resulted in foreign exchange gains on translation of USD denominated balances into the BRL functional currency of the Company’s Brazilian subsidiary.

[1]	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, and EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

DETAILS OF SALES QUANTITIES AND REVENUE

The following table provides additional detail for sales quantities, average realized prices, and revenue for Q1 2022 and Q1 2021:

	Q1 2022				Q1 2021
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	14,393	–	221	14,614	23,021	1,676	184	24,881
Silver (ounces)	2,008	–	156,556	158,564	3,250	132,082	181,694	317,026
Lead (tonnes)	–	–	338	338	–	–	429	429
Zinc (tonnes)	–	–	418	418	–	–	449	449
Au eq oz sold	14,417	–	3,381	17,798	23,060	3,229	3,346	29,635
Revenue (000s)
Gold revenue	$ 27,128	$ –	$ 424	$ 27,552	$ 40,455	$ 2,897	$ 316	$ 43,668
Silver revenue	51	–	4,012	4,063	81	3,366	4,590	8,037
Lead revenue	–	–	787	787	–	–	855	855
Zinc revenue	–	–	1,868	1,868	–	–	1,248	1,248
Smelting and refining charges	(7)	–	(832)	(839)	(13)	(413)	(812)	(1,238)
Total revenue	$ 27,172	$ –	$ 6,259	$ 33,431	$ 40,523	$ 5,850	$ 6,197	$ 52,570
Average realized metal prices and FX rates
Gold (per ounce)				$ 1,885				$ 1,755
Silver (per ounce)				$ 24.10				$ 25.35
Lead (per pound)				$ 1.08				$ 0.90
Zinc (per pound)				$ 1.76				$ 1.26
USD/CAD				1.267				1.260
USD/BRL				5.174				5.473
USD/MXN				20.225				20.017

MINING OPERATIONS

TUCANO

		Q1 2022	Q1 2021
Mining and processing
Ore mined	tonnes	232,213	347,466
Ore mined grade	g/t	0.98	1.28
Total waste mined	tonnes	4,004,733	6,399,499
Total material mined	tonnes	4,372,726	6,898,581
Strip ratio		17.3	18.4
Tonnes milled	tonnes	873,133	796,035
Plant head grade	g/t	0.57	0.90
Plant gold recovery	%	87.0%	88.6%
Production
Gold	oz	14,037	20,422
Carbon fines recovery	oz	–	2,574
Total gold production	oz	14,037	22,996
Sales
Gold	oz	14,393	23,021
Cost metrics
Cash cost per gold ounce sold [1]	$/oz	$ 1,817	$ 983
AISC per gold ounce sold [1]	$/oz	$ 2,606	$ 1,549
Exploration	m	7,971	7,281

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

Tucano gold production decreased by 39% due to the suspension of mining in the UCS pit and a focus on stripping of the TAP AB, TAP C and Urucum North pits, which resulted in low ore production triggering higher consumption of the low-grade stockpiles and marginal ore. Furthermore, rain levels recorded in March and during the first quarter were 65% and 32% higher, respectively, compared to historical averages, which impacted mining activities.

In Q2 2021, movement was detected in the west wall of the UCS pit. Following remediation work, production recommenced in Q3 2021, however wall movement was detected again in October 2021, leading to the suspension of mining in the UCS pit. The Company’s Tucano geotechnical committee subsequently advised that additional remediation work would be required in the UCS pit to improve stability. The additional pushback necessary has been postponed to the second half of 2022, following the rainy season, so that it can be completed in a safe and cost-effective manner. In Q1 2022, geotechnical studies were completed by the Company with the assistance of SRK Consulting that confirmed the value of ore in the UCS pit will support the pushback design, which comprises 8.5 million tonnes of waste removal. Most of the remaining gold production from the UCS pit is planned for 2023. Since Q3 2021, lower grade ore from stockpiles supplemented ore production from the UCS and URN open pits.

Cash costs per gold ounce sold were $1,817 compared with $983 for Q1 2021. Cash costs increased due to lower grades and recoveries ($732 per gold ounce sold) and the strengthening of the BRL against the USD ($102 per gold ounce sold).

AISC per gold ounce sold was $2,606 compared with $1,549 for Q1 2021. The increase is primarily due to the higher cash costs per gold ounce sold as explained above ($834 per gold ounce sold), increase in AISC per gold ounce sold due to lower gold sales ($340 per ounce), higher capital expenditures ($59 per gold ounce sold), and higher lease liability payments and accretion expense ($17 per gold ounce sold) offset by lower stripping costs ($193 per gold ounce sold).

Exploration

During the first quarter of 2022, exploration focus was on the evaluation of tenements requiring partial or final exploration reports; completion of the resource infill drilling program to support technical studies on the URN Underground project; and assistance to the mining operations, in particular identification of mining opportunities that could increment the Short-Term production model.

In the regional exploration program, nearly all results have been received from the large, target generation program initiated at the end of 2020 and consolidated in 2021. This program saw over 700-line kilometres of soil sampling carried out along six high potential exploration corridors within the Tucano exploration package. This is the first major regional exploration campaign since the 1990’s and the first ever using +50 element, ICP multi-element geochemistry. Initial evaluation of the data indicates a series of continuous low level gold trends that need to be prioritized. Over one million individual geochemical values have been generated and these require processing and integration with the large aerogeophysical dataset. The company is looking at alternatives, including artificial intelligence to process and assist in the interpretation of the data.

At URN, 4,912 metres of diamond drilling was completed at the end of March on the underground project to finalize the 11,000-metre resource conversion program started in 2021. The year started with five diamond drills operating with one being dislocated for geotechnical drilling at UCS in March. Final results are being received and uploaded into the underground mine model to support mine planning studies.

In the regional programs, an additional 918 metres of auger drilling was completed in Q1 for a total of 5,451 metres at Saraminda. The program was completed in mid-February 2022 and geochemistry results are awaited. As previously reported, two discrete zones of surficial gold anomalism have been identified and the auger program is delineating a third central zone along the 2-kilometre-long structural trend. This data will be interpreted and compiled with the geophysics and drill holes prioritized for testing.

In March, the auger teams were mobilized to Janaina, which is a 7-kilometre trend with anomalous soil results that sits on what is believed to be a continuation of the Tucano Mine Sequence, based on the geophysical and geochemical signatures. Janaina lies approximately 15 kilometres southeast of Tucano.

In 2022, key objectives are: a) complete the current phase of the 11,000-metre resource conversion program at URN UG, which has been achieved; b) define opportunities within the Mine Sequence for incremental ounces in the 2022 production profile; and c) prioritize drill targets resulting from the regional exploration undertaken in 2021 with drilling in H2.

Permitting

Tucano has the environmental operating permits required for its operation. The Tucano main operating permit expired on November 9, 2021, but it remains valid until the normal course renewal process is completed by the relevant environmental permitting authority. According to Brazilian law, environmental permits are automatically renewed in cases on which a request for renewal is lodged with the relevant permitting authority with more than 120 days in advance of their expiry term if authorities do not complete the renewal process in such time frame. On November 8, 2021, the Company received a letter from SEMA that confirmed that the Company’s renewal request complied with the above-mentioned laws and officially extended the permit from November 9, 2021, until final examination of the renewal application is complete.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

In October, 2020 a federal law was passed in Brazil which, among other things, stipulated minimum distances for any new tailings dams from populated areas.  In February, 2022, the Brazilian national mining agency provided regulatory guidance on their process and criteria for reviewing existing tailings dams and for approving new tailings dams. Tucano has sufficient tailings storage capacity to last until mid-2024 at full operating rates. The Company is assessing how the law and new regulations will impact its current tailings facilities and construction and permitting plans for incremental tailings capacity, if at all, and is planning accordingly.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

TOPIA

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

		Q1 2022	Q1 2021
Material mined	tonnes	16,258	16,654
Material milled	tonnes	16,232	19,004
Production
Silver	oz	173,698	224,333
Gold	oz	282	293
Lead	tonnes	365	526
Zinc	tonnes	525	619
Silver equivalent ounces[1]	oz	290,694	363,318
Average ore grades
Silver	g/t	362	398
Gold	g/t	0.84	0.87
Lead	%	2.27	2.93
Zinc	%	3.53	3.60
Metal recoveries
Silver		92.0%	92.4%
Gold		64.1%	55.4%
Lead		91.8%	94.3%
Zinc		91.5%	90.5%
Sales
Payable silver	oz	156,557	181,694
Gold	oz	221	184
Ag eq oz sold[1]	oz	253,613	284,415
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$ 16.82	$ 15.88
AISC per payable silver ounce[2]	$/oz	$ 26.74	$ 18.71
Exploration
Metres drilled	m	1,725	483

Metal production decreased by 20% primarily due to lower material milled in the absence of stockpiles, and lower gold and silver grades. These factors were partly offset by higher gold recovery and the increase in production attributed to the change in metal equivalency ratios for zinc.

Cash costs per payable silver ounce were $16.82, a 6% increase compared with Q1 2021, mainly due to higher MXN production costs ($3.64 per ounce), increases in cost per ounce due to lower throughput and gold and silver grades ($3.14 per ounce), and higher smelting and refining charges ($0.85 per ounce), offset partially by higher recoveries on by-products ($6.36) and weakening of the MXN to the USD ($0.33 per ounce).

AISC per payable silver ounce was $26.74, a 43% increase compared with Q1 2021, mainly due to the higher cash costs per ounce as explained above ($0.94 per ounce), higher sustaining capital and sustaining EE&D ($6.38 per ounce) and higher accretion expense ($0.71 per ounce).

[1]	Silver equivalent ounces are referred to throughout this document. For 2022, Ag eq oz are calculated using a 75:1 Ag:Au ratio and ratios of 1:0.0409 and 1:0.0559 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2022. Comparatively, Ag eq oz for 2021 are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021.
[2]	The Company has included the non-GAAP performance measures cash cost per payable silver ounce and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

Exploration

Exploration drilling in Q1 2022 was 1,725 metres. During the quarter, drilling was performed by two surface drill rigs and two underground drill rigs with focus of surface drilling on the La Marquesa, Las Trancas and La Escondida mine extensions and underground at the 1522 Mine. The primary purpose of this exploration program is to increase definition of existing Inferred Mineral Resources.

The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling, with a goal of upgrading to Measured & Indicated Resources once the underground sampling is complete.

Permitting

In November 2021, an updated survey of the Phase II TSF permitted area was performed and revealed that the permitted area was not consistent with the original design. The Company subsequently modified the Phase II TSF design to adjust it to the correct permitted area, resulting in the total storage capacity being unchanged at approximately two years. In January 2022, the Company submitted an environmental assessment to obtain permits to extend the Phase II TSF to include the area that had been included in the original design. If approved, this will provide an additional two years of tailings storage.

Guanajuato Mine Complex

The GMC is currently on care and maintenance while the Company awaits the permits from CONAGUA necessary to extend the tailings facility. Consequently, there was no production at the GMC during Q1 2022. Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

During Q1 2022, the Company incurred care and maintenance costs for the GMC of $1.7 million related to certain retained personnel, power costs, on-going site security and plant and mine maintenance.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production at Coricancha. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized or that the Company will choose to restart Coricancha. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and it resumed in the fourth quarter of 2020, processing a total of 27,680 tons of concentrates which were subsequently sold.

The Company is evaluating all options with respect to Coricancha.

Legacy Tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energía y Minas de Peru (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

In August 2018, to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities while the Company awaited MEM to issue a decision on the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The Constitutional Case sought Peruvian Judiciary orders that: (i) the MEM issue a decision on the Company´s proposed modified Coricancha Mine Closure Plan; and (ii) the Environmental Evaluation and Oversight Agency (“OEFA”) and the Supervisory Organism of Investment in Energy and Mines (“OSINERGMIN”) refrain from requesting the Company to move the Cancha 1 and 2 tailings while the MEM issues its decision. In January 2021, the Peruvian Judiciary dismissed the Company’s constitutional lawsuit in connection to (ii) above and on June 10, 2021, the injunction obtained by the Company regarding this Constitutional Case was cancelled, which exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. As a result of the exposure to fines, the Company has been running a dual strategy to continue to push for amendment of the Closure Plan and in parallel, to review the current stability of the Cancha 1 and 2 tailings. The Company has engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2. The Company is also continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be reached in a timely manner.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

2021 Exploration Program

Refer to Significant Events section of this MD&A for an update of the results of the 2021 exploration program at Coricancha.

Mine Closure Law (Law No. 31347)

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates changes to the mine closure financial assurance requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide financial assurance to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the financial assurance requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs or the timing of payment or form of collateral to be provided. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. The Company cannot provide assurance that the comments submitted by the Company or other mining industry members will be accepted and that the final regulations will not require the Company to pay for a material increase to the current closure bond.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) received notice in May 2021 from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the leasing company, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20.0 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Revenue	$ 33,431	$ 42,660	$ 38,351	$ 52,097	$ 52,570	$ 68,708	$ 77,019	$ 67,028
Production costs	31,084	39,664	38,728	44,848	32,644	36,275	34,948	31,273
Mine operating earnings before non-cash items[1]	2,347	2,996	(377)	7,249	19,926	32,433	42,071	35,755
Amortization and depletion and share-based compensation	5,718	7,156	6,736	7,887	8,897	10,289	10,179	11,894
Mine operating earnings (loss)	(3,371)	(4,160)	(7,113)	(638)	11,029	22,144	31,892	23,861
G&A expenses	3,110	3,081	3,688	3,574	4,387	2,287	3,456	3,589
EE&D expenses	2,330	5,013	4,681	3,992	3,496	3,214	4,044	2,541
Finance and other expense (income)	(1,577)	1,231	2,565	1,982	3,126	1,732	3,449	8,500
Net income (loss) for the period	(8,885)	(13,805)	(18,047)	(10,057)	(331)	13,611	18,635	8,552
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	(0.05)	(0.03)	0.00	0.04	0.05	0.03
EBITDA[1]	(1,176)	(5,221)	(9,842)	(1,037)	10,349	27,210	32,487	22,075
	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Tonnes milled[2]	889,365	925,626	942,137	929,430	854,704	951,352	888,746	847,174
Production
Gold (ounces)	14,319	20,850	18,423	22,804	24,978	33,703	34,031	36,357
Silver (ounces)	173,698	227,084	280,245	334,423	360,070	225,477	375,247	142,457
Lead (tonnes)	365	235	268	357	526	212	457	163
Zinc (tonnes)	525	406	347	478	619	294	565	223
Au eq oz	17,913	24,284	22,444	27,722	30,556	36,997	39,788	38,541
Sales
Gold ounces sold	14,614	20,306	17,940	23,407	24,881	33,374	35,179	37,076
Au eq oz sold	17,798	24,047	21,542	27,941	29,635	36,549	40,489	39,316
Cost metrics
Cash cost per gold ounce sold[1]	$ 1,725	$ 1,637	$ 1,801	$ 1,508	$ 954	$ 905	$ 712	$ 729
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$ 2,740	$ 2,216	$ 2,247	$ 2,201	$ 1,557	$ 1,248	$ 1,023	$ 1,027
AISC per gold ounce sold[1]	$ 2,965	$ 2,358	$ 2,459	$ 2,358	$ 1,738	$ 1,318	$ 1,123	$ 1,126

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Since the acquisition of Tucano on March 5, 2019, metal production from Q3 2019 up to Q4 2020 was in the 34,700 – 47,400 Au eq oz range per quarter. Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano and lower metal production at the GMC. Metal production decreased in Q2 2021 up to Q1 2022 due to the temporary stoppages in ore production from the UCS pit, as noted in the Company’s news release on May 25, 2021, and October 8, 2021.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, metal production rates, variability in the Mineral Resource, EE&D activities, foreign exchange rates and seasonality of production at Tucano. Production costs in Mexico have increased in more recent quarters due to higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia as well as the implementation of new labour laws in Mexico and the resulting labour shortages experienced in Q3 2021.

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, mine operating earnings (loss) before non-cash items and EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[2]	Excludes purchased ore.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

To mitigate its exposure to foreign exchange risk, the Company enters into forward currency contracts from time to time to manage exposure to the Brazilian Real. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. The Company did not enter into any hedges in Q1 2022 but will continue to monitor its exposure. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency-denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes in Q1 2021.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q1 2022	Q1 2021
Cash flows from (used in) operating activities before changes in non-cash working capital	$ (4,509)	$ 7,289
Changes in non-cash working capital	(4,109)	(4,961)
Net cash provided by (used in) operating activities	(8,618)	2,328
Net cash used in investing activities	(11,508)	(12,992)
Net cash provided by (used in) financing activities	4,507	(7,243)
Effect of foreign currency translation on cash and cash equivalents	1,301	(25)
Increase (decrease) in cash and cash equivalents	(14,318)	(17,932)
Cash and cash equivalents, beginning of period	47,692	63,396
Cash and cash equivalents, end of period	$ 33,374	$ 45,464

Operating activities

Cash flows from operating activities, before changes in non-cash working capital, were negative $4.5 million for Q1 2022, a decrease of $11.8 million over the comparable period of 2021. This decrease is attributable primarily to lower gold and silver ounces sold, lower realized silver prices, and higher cash costs stemming from the factors described previously. Including changes in non-cash working capital, cash flow from operating activities was negative $8.6 million for Q1 2022 compared with $2.3 million for Q1 2021.

Investing activities

For Q1 2022, the Company’s cash outflows included $11.5 million for additions to mineral properties, plant and equipment (including $8.0 million of capitalized stripping costs at Tucano). The Company’s cash outflows for Q1 2021 included $13.0 million in additions to mineral properties, plant and equipment (including $10.8 million of capitalized stripping costs at Tucano).

Financing activities

Net cash flows provided by financing activities of $4.5 million during Q1 2022 is primarily attributable to $2.7 million from the issuance of common shares pursuant to the ATM offering, $3.4 million net cash proceeds from other borrowings, partly offset by $1.6 million for payment of lease liabilities. The $7.2 million cash used in financing activities in Q1 2021 consisted of $5.8 million net cash repayment of borrowings and $1.4 million payment of lease liabilities.

Trends in liquidity and capital resources

As of March 31, 2022, the Company has cash and cash equivalents of $33.4 million, and a net working capital deficiency of $18.1 million. The Company has $50.2 million of current borrowings at March 31, 2022 including $24.2 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.35% per annum.

On October 15, 2021, the Company entered into an ATM Agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement. During the three months ended March 31, 2022, the Company has issued 12,729,235 common shares under the ATM Facility for net proceeds of $2.7 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

On November 12, 2021, the Company closed a bought deal financing for aggregate gross proceeds of $23.0 million, pursuant to which commission to the underwriters, were $21.4 million. A reconciliation between the Company’s planned use of the net proceeds from the bought deal financing and the actual use of proceeds as at March 31, 2022 is as follows:

($ millions)	Intended Use of Proceeds	Total Spend to March 31, 2022
Underground mine development at Tucano	$ 8.1	$ 0.9
Exploration programs at Tucano	7.0	2.0
Working capital and general corporate purposes	6.3	6.3
Total	$ 21.4	$ 9.2

The Company expects to generate positive cash flows from its mining operations in 2022 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19. The Company has determined that it will require further financing and will consider additional equity financing (including through use of the ATM facility) and debt financing, if necessary, to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions and meet scheduled debt repayment obligations. Subsequent to March 31, 2022, the Company successfully recovered $7.4 million of outstanding PIS/COFINS tax receivable balances.

Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

The Company has determined that the factors above indicate the existence of material uncertainty over the Company’s ability to meet its obligations in the next 12 months, which creates substantial doubt about the Company’s ability to continue as a going concern.

If for any reason the Company is unable to continue as a going concern, this could have a material impact on the Company’s ability to realize assets at their recognized values, in particular mineral properties, plant and equipment, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Over the next 12 months, the Company expects to continue to focus on Tucano optimization and exploration. In addition, the Company is expediting studies to support a decision to initiate underground production at Tucano to supplement the open pit ore. In Mexico, a key focus will be finding a solution for continuing processing of ore from the GMC and the overall improvement of the performance of Topia. In Peru, the Company will be further evaluating options for Coricancha.

The Company’s operating cash flows are very sensitive to the prices of gold and silver and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly from actual results. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$ 1	$ 1	$ –	$ –	$ –
Drilling services	20	20	–	–	–
Equipment purchases	370	370	–	–	–
Debt obligations	52,709	50,209	2,500	–	–
Capital lease obligations	19,918	9,142	10,776	–	–
Other financial obligations	48,002	47,811	191	–	–
Total	$ 121,020	$ 107,553	$ 13,467	$ –	$ –

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendors”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As of March 31, 2022, the Company’s consolidated financial statements reflect a reimbursement right in the amount of $12.9 million regarding these reclamation and remediation obligations that will be recoverable from the Vendors when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendors regarding reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendors also agreed to indemnify the Company for up to $4.0 million regarding legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As of March 31, 2022, the Company has recorded a reimbursement right in the amount of $1.9 million regarding certain legal claims, fines and sanctions that will be recoverable from the Vendors upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendors agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. On June 27, 2020, the Company reached an agreement with the Vendors to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendors maintained a $7.0 million bond until June 30, 2021, at which time it was reduced to $6.5 million which the Vendors are required to maintain until June 30, 2022, unless Great Panther permanently closes Coricancha. In June 2021, the Company put in place an additional bond for $0.5 million by providing cash collateral of $0.4 million. If a decision to permanently close the mine is made, the Vendors will fund closure costs up to the revised amount of its bond funding obligation. The Company’s subsidiary, Great Panther Coricancha S.A. (“GPC”), will be required to post the total amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then GPC will likewise be required to post the total amount of the required reclamation bond. The Vendors’ obligation to indemnify the Company for up to $20.0 million for reclamation and remediation expenses is not changed by the Company’s decision regarding Coricancha’s future operating plans. The Peruvian government introduced a new mine closure law in August 2021 that contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Additional details on the new law are included in the “Advanced Projects” section of this document.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience, and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

Refer to note 4 of the 2021 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized when the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$ 33,374	Amortized cost	Credit, currency, interest rate
Marketable securities	$ 252	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$ 3,115	Amortized cost	Credit, commodity price
Restricted cash	$ 4,672	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$ 42,627	Amortized cost	Currency, liquidity
Borrowings	$ 52,709	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to and how such risks are managed by the Company is provided in note 24 of the annual audited consolidated financial statements for the year ended December 31, 2021.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 455,491,989 common shares issued and outstanding. There were 14,782,111 options, 3,509,452 restricted share units, 3,495,694 performance-based restricted share units, 3,594,920 deferred share units and 9,749,727 share purchase warrants outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2022, that have materially affected or are reasonably likely to affect internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2022, that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

1As at March 31, 2022.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Fernando A. Cornejo, M.Eng., P. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, mine operating earnings before non-cash items, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others. Therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA

EBITDA indicates the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance and accretion expense, finance income, amortization and depletion and income tax expense (recovery). The Company discloses EBITDA to aid in understanding the results of the Company.

(000s)	Q1 2022	Q1 2021
Net income (loss) for the period	$ (8,885)	$ (331)
Income tax expense (recovery)	–	351
Finance income	(65)	(68)
Finance expense	899	868
Accretion expense	1,073	623
Amortization and depletion	5,802	8,906
EBITDA	$ (1,176)	$ 10,349

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenses, G&A expenses and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenses reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for Q1 2022 and Q1 2021:

	Q1 2022				Q1 2021
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$ 26,203	$ 4,881	$ 31,084	$ 31,149	$ 22,687	$ 9,957	$ 32,644	$ 32,744
Share-based compensation	–	–	–	(65)	–	–	–	(100)
Smelting and refining charges	7	832	839	839	13	1,225	1,238	1,238
By-product revenues	(51)	(6,667)	(6,718)	(6,718)	(81)	(10,059)	(10,140)	(10,140)
Cash operating costs, net of by-product revenue (A)	$ 26,159	$ (954)	$ 25,205	$ 25,205	$ 22,619	$ 1,123	$ 23,742	$ 23,742
G&A expenses	–	–	–	2,919	–	–	–	3,826
Lease liability payments	1,300	172	1,472	1,537	1,266	119	1,385	1,448
Share-based compensation	–	–	–	143	–	–	–	589
Accretion	412	304	716	716	192	166	358	358
Sustaining EE&D expenses	1	406	407	558	20	1,301	1,321	1,346
Stripping costs	8,041	–	8,041	8,041	10,821	–	10,821	10,821
Sustaining capital expenditures	1,591	966	2,557	2,557	746	362	1,108	1,108
Care and maintenance costs	–	1,651	1,651	1,651	–	–	–	–
All-in sustaining costs (B)	$ 37,504	$ 2,545	$ 40,049	$ 43,327	$ 35,664	$ 3,071	$ 38,735	$ 43,238
Gold ounces sold (C)	14,393	221	14,614	14,614	23,021	1,860	24,881	24,881
Cash cost per gold ounce sold (A÷C)	$ 1,817	$ (4,317)	$ 1,725	$ 1,725	$ 983	$ 604	$ 954	$ 954
AISC per gold ounce sold (B÷C)	$ 2,606	$ 11,516	$ 2,740	$ 2,965	$ 1,549	$ 1,651	$ 1,557	$ 1,738

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines. The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the Q1 2022 and Q1 2021:

	Q1 2022		Q1 2021
	GMC	Topia	GMC	Topia
Production costs (sales basis)	$ –	$ 4,881	$ 5,465	$ 4,492
Smelting and refining charges	–	832	413	812
Revenue from custom milling	–	–	–	–
By-product revenues	–	(3,079)	(2,897)	(2,419)
Cash operating costs net of by-product revenue (A)	$ –	$ 2,634	$ 2,981	$ 2,885
Lease liability payments	101	71	69	50
Accretion	157	147	90	76
Sustaining EE&D expenses	37	369	1,230	71
Sustaining capital expenditures	–	966	43	319
Care and maintenance costs	1,651	–	1	(1)
All-in sustaining costs (B)	$ 1,946	$ 4,187	$ 4,414	$ 3,400
Payable silver ounces sold (C)	–	156,556	132,082	181,694
Cash cost per payable silver ounce (A÷C)	n/a	$ 16.82	$ 22.57	$ 15.88
AISC per payable silver ounce (B÷C)	n/a	$ 26.74	$ 33.42	$ 18.71
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the outcome of legal proceedings; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the consolidated financial statements for the three months ended March 31, 2022, that may constitute forward-looking statements are:

Regarding Tucano:

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
•	expectations regarding the production profile for Tucano and its ability to meet production and cost guidance for 2022;
•	expectations regarding Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans to target these opportunities;
•	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential to develop the underground mine to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project;
•	expectations regarding the results of planned exploration activities, including plans for further exploration drilling and infill drilling, that may not result in the discovery of new Mineral Resources/definition of Mineral Resources. Readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability;
•	expectation that the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
•	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months;
•	expectations regarding capital and operating expenditures at Tucano,
•	expectations regarding the ability to successfully onboard the new mining contractor, to resolve concerns over equipment availability and lost production volumes with existing contractor, and to achieve a smooth transition of mining contractors; and
•	expectations regarding the Company’s ability to comply with new regulations regarding tailings dam criteria and review processes and to secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

Regarding Topia:

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
•	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring without interruption;
•	expectations regarding the results of exploration programs at Topia in 2022; and
•	expectations regarding the Company’s ability to obtain permits for Phase II North extension.

Regarding the GMC:

•	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in in the future and on favourable terms or that the Company will find other alternatives to maximize value from the GMC;
•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
•	expectations regarding the results of exploration programs at Guanajuato performed in 2021.

Regarding Coricancha:

•	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
•	if applicable, expectations regarding the costs to restart Coricancha;
•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA, which is preliminary in nature and is not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding the impact of the constitutional case and the consequence of the removal of the injunction and exposure of the Company to potential fines;
•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021, and the potential impact, if any, on the Company’s liquidity; and
•	expectations regarding SUNAT’s claim for outstanding taxes.

Regarding general operational and corporate matters:

•	expectation that the Company will be able to meet consolidated 2022 production and AISC guidance, including the assumptions related thereto;
•	expectations regarding the Company’s cash flows from operations in 2022;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

•	expectations regarding access to capital and the Company’s ability to raise additional debt or equity including any sales under the ATM facility over the next 12 months to improve working capital, fund further expansion, mine development, capital investments and exploration programs for its operating mines, for acquisitions, working capital needs and to meet scheduled debt repayment obligations;
•	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans; and
•	expectations in respect of permitting and development activities; and
•	expectation the Company will be able to attract and maintain qualified key management personnel including the appointment of a permanent CEO.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s revised 2022 production and AISC guidance continuing to be accurate;
•	continued operations at the Company’s mines for 2022 without significant interruption due to COVID-19 or any other reason;
•	continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and planned pushback activities;
•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
•	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 used in the revised 2022 AISC guidance;
•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
•	prices for energy inputs, labour, materials, supplies and services (including transportation);
•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including that the Company will receive an extension of its existing operating permit for Tucano in due course as this license officially expired in November 2021 but remains in full force and effect while the permitting authority completes its normal course review, and that the Company will successfully secure the necessary permits to allow the commencement of development activities for the URN underground project;
•	Tucano will be able to continue to use cyanide in its operations;
•	the Company will comply with new tailings dam criteria and review processes and secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs;
•	the Company will be successful in its federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Tucano operations and will be able to continue to use cyanide in its operations;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2022 with the result that the Company will be able to meet its scheduled debt payments when due;
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which these technical reports are based;
•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events and adverse weather conditions;
•	the assumption that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 will not have a material impact on the Company’s liquidity;
•	the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
•	the Company will obtain permits for Phase II North extension at the Topia mine; and
•	the Company’s ability to maintain its stock exchange listings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail its capital and exploration program, and other discretionary expenditures;
•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
•	the Company may not be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
•	challenging operational viability may result in production below the Company’s expectations from its Mexican operation;
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
•	pushback activities intended to improve pit wall stability at the UCS open pit may not results in the expected benefits or make take longer of cost more to complete than initially anticipated, which could increase the Company’s costs and delay realization of revenues from UCS;
•	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
•	the Company may not be able to identify or complete acquisition opportunities or if completed that such acquisition will not be accretive to the Company, which could impact the long-term viability of the Company’s business;
•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
•	the potential for unexpected and excessive costs and expenses and the possibility of project delays could result in those projects becoming unviable or contributing less than expected value to the Company;
•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the company’s Tucano operating permit which is currently under normal course review and the necessary permits to commence the development of the URN underground project could delay the Company’s ability to continue its operations or to develop its exploration properties at a pace that allows the uninterrupted extension of the mine life at Tucano;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates;
•	the inability to operate the Topia Phase II TSF as planned, and to obtain permits for Phase II northern extension to increase capacity an additional two years; diminishing quantities or grades of mineralization as properties are mined;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters could negatively impact the Company’s production;
•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability could negatively impact Company’s cash flow generation capability;
•	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan could result in reclamation costs exceeding the amounts estimated or the amounts that Nyrstar has agreed to reimburse;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary may adversely impact the Company’s liquidity;
•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
•	counterparties may fail to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;
•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future which could increase the Company’s costs associated with these claims;
•	GPC may ultimately be found liable for approximately $20.0 million in unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006 prior to the Company’s acquisition of Coricancha effective June 30, 2017, and this could have a material impact on the Peruvian subsidiary’s financial position;
•	the risk that the Company will not be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano and that payment of the fines has an adverse impact on the Company’s liquidity;
•	the Company may be unable to resolve concerns over lost production and equipment availability issues with its existing contractor, U&M, which could have the potential to escalate to a formal dispute;
•	the potential for new TSF permitting regulations to negatively impact the Company’s ability to maintain its existing tailings facilities without any modifications and to secure new tailings capacity at competitive costs or at all;
•	the risk that the loss of any key personnel may have a material adverse effect on the Company, its business and its financial position; and
•	the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital.

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov/edgar.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a lower level of confidence than that applied to an “Indicated Mineral Resource”, must not be converted to a Mineral Reserve and there is a deal of uncertainty as to their existence and as to whether they can be mined legally or economically. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

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